This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Contingent Buffered Equity Note ("CBEN")
JPMorgan Digital Notes Linked to Citigroup Inc. due August 21, 2013

The notes are designed for investors who seek a fixed return at maturity, and who anticipate that the Final Stock Price will not be less than the Initial Stock Price by more than 40.00%

Trade Details/Characteristics	
Reference Stock	The common stock, par value $0.01 per share, of Citigroup.Inc
Currency	USD
Contingent Buffer Amount	40.00%
Digital Return	At least 10.50% (to be determined on the pricing date)
Stock Return	(Final Stock Price - Initial Stock Price) / Initial Stock Price
Maximum Potential Loss	100.00%
Maturity	August 21, 2013
Settlement	Cash
Payment at Maturity	If the Final Stock Price is greater than or equal to the Initial Stock Price, or is less than the Initial Stock Price by up to 40.00% $1,000 + ($1,000 x Digital Return) If the Final Stock Price is less than the Initial Stock Price by more than 40.00% $1,000 + ($1,000 x Stock Return)
Initial Stock Price	Closing price of one share of the Reference Stock on the pricing date, divided by the Stock Adjustment Factor
Final Stock Price	Closing price of one share of the Reference Stock on the Observation Date
Observation Date	August 16, 2013

Hypothetical Payout For CBEN



The graph above demonstrates the hypothetical total return on the notes at maturity for a subset of Underlying Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

• Your investment in the notes may result in a loss of some or all of your principal.
• Your maximum gain on the notes is limited to the Digital Return.
• Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. For information on recent events regarding this risk please see "Recent Developments" on page TS-1 of the accompanying term sheet.
• JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
• The benefit of the Contingent Buffer Amount may terminate on the Observation Date.
• Your ability to receive the Digital Return may terminate on the Observation Date.
• Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.
• No ownership or dividend rights in the Reference Stock.
• Risk of the closing price of the Reference Stock falling below the Initial Stock Price by more than the Contingent Buffer Amount is greater if the Reference Stock is volatile.
• Lack of liquidity - J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
• Anti-dilution Protection - The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock. However, the calculation agent will not make an adjustment in response to all events and is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations
• Many economic factors, such as Reference Stock volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Final Stock Price	Stock Return	Total Return
$40.50	50.00%	10.50%
$39.15	45.00%	10.50%
$35.10	30.00%	10.50%
$31.05	15.00%	10.50%
$29.70	10.00%	10.50%
$28.35	5.00%	10.50%
$27.68	2.50%	10.50%
$27.00	0.00%	10.50%
$25.65	-5.00%	10.50%
$24.30	-10.00%	10.50%
$21.60	-20.00%	10.50%
$16.20	-40.00%	10.50%
$16.20	-40.01%	-40.01%
$13.50	-50.00%	-50.00%
$0.00	-100.00%	-100.00%

The table and charts above assumes an Initial Stock Price of $27. The actual Initial Stock Price will be set on the pricing date.
The numbers appearing in the table and footnote above have been rounded for ease of analysis.

J.P.Morgan

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, and product supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

RESTATEMENT AND NON-RELIANCE OF OUR PREVIOUSLY FILED INTERIM FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2012 – On July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012 and that our previously filed interim financial statements for the first quarter of 2012 should not be relied upon. As a result, we will be filing an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012. *When making an investment decision to purchase the notes, you should not rely on our interim financial statements for the first quarter of 2012 until we file an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.* See "Recent Developments" in the accompanying term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR PRINCIPAL - The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Stock and will depend on whether, and the extent to which, the Stock Return is positive or negative. If the Final Strike Price is less than the Initiial Stock Price by more than 40%, for every 1% that the Final Stock Price is less than the Initial Stock Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 40.00% of your initial investment and may lose all of your initial investment at maturity.

YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN - If the Final Stock Price is greater than or equal to the the Initial Stock Price or is less than the Initial Stock Price by up to 40% for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage which we refer to as the Digital Return, regardless of the appreciation in the Reference Stock, which may be significant. The Digital Return will be set on the pricing date and will not be less than 10.50%.

CREDIT RISK OF JPMORGAN CHASE & CO. - The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, on June 21, 2012, Moody's Investors Services downgraded our long-term senior debt rating to "A2" from "Aa3" as part of its review of 15 banks and securities firms with global capital markets operations. Moody's also maintained its "negative" outlook on us, indicating the possibility of a further downgrade. In addition, on May 11, 2012, Fitch Ratings downgraded our long-term senior debt rating to "A+" from "AA-" and placed us on negative rating watch for a possible further downgrade, and Standard & Poor's Ratings Services changed its outlook on us to "negative" from "stable," indicating the possibility of a future downgrade. These downgrades may adversely affect our credit spreads and the market value of the notes. See "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 2011.

In addition, on July 13, 2012, we reported that we had reached a determination to restate our previously filed interim financial statements for the first quarter of 2012. The restatement relates to valuations of certain positions in the synthetic credit portfolio of our Chief Investment Office. We also reported, on July 13, 2012, management's determination that a material weakness existed in our internal control over financial reporting at March 31, 2012.

The reported trading losses have led to heightened regulatory scrutiny, and any future losses related to these positions and the material weakness in our internal control over financial reporting may lead to additional regulatory or legal proceedings against us and may adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See "Recent Developments" in the accompanying term sheet and Item 4.02(a) of our Current Report on Form 8-K dated July 13, 2012 for further discussion.

POTENTIAL CONFLICTS - JPMorgan Chase & Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase & Co. and the calculation agent and other affiliates of JPMorgan Chase & Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan Chase & Co. or its affiliates could result in substantial returns for JPMorgan Chase & Co. or its affiliates while the value of the notes declines.

THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE - If the Final Stock Price is less than the Initial Stock Level by more than the Contingent Buffer Amount of 40.00%, the benefit provided by the Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Reference Stock. We refer to this feature as a a contingent buffer. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY - While any payment on the notes described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY - The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

NO OWNERSHIP OR DIVIDEND RIGHTS IN THE REFERENCE STOCK - As a holder of the notes, you will not have any ownership interest or rights in the Reference Stock, such as voting rights or dividend payments. In addition, the issuer of the Reference Stock will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Reference Stock and the notes.

RISK OF THE CLOSING PRICE OF THE REFERENCE STOCK FALLING BELOW THE CONTINGENT BUFFER AMOUNT IS GREATER IF THE CLOSING PRICE OF THE REFERENCE STOCK IS VOLATILE - The likelihood of the closing price of one share of the Reference Stock falling the Initial Stock Price by more than the Contingent Buffer Amount will depend in large part on the volatility of the closing price of the Reference Stock - the frequency and magnitude of changes in the closing price of the Reference Stock.

HEDGING AND TRADING IN THE REFERENCE STOCK - While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Reference Stock or Instruments related to the Reference Stock. We and our affiliates may also trade in the Reference Stock or instruments related to the Reference Stock from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

THE ANTI-DILUTION PROTECTION FOR THE REFERENCE STOCK IS LIMITED AND MAY BE DISCRETIONARY - The calculation agent will make adjustments to the Stock Adjustment Factor for certain corporate events affecting the Reference Stock, However the calculation agent will not make an adjustment in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected. you should also be aware that the calculation agent may make adjustments in response to events that are not described in the accompanying product supplement to account for any diluting or concentrative effect, but the calculation agent is under no obligation to do so or to consider your interests as a holder of the notes in making these determinations.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES - In addition to the closing price of the one share of the Reference Stock on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other including the actual and expected volatility in the closing price of the Reference Stock; time to maturity of the notes; the dividend rate of the Reference Stock; whether a Contingent event is expected to occur; interest and yield rates in the market generally; a variety of economic, political, regulatory, and judicial events; and the credit worthiness of JPMorgan Chase & Co.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.

J.P.Morgan